Exhibit 4.11

Agreement

Party A:	Guanguxi Yuchai Machinery Company Limited
Party B:	China Yuchai International Limited

     From July 18 to 19, 2003, a meeting in respect of certain matters between China Yuchai International (hereinafter referred to as “Yuchai International”) and Guangxi Yuchai Machinery Company Limited (hereinafter referred to as “Guangxi Yuchai”) was held in the Conference Center of Yulin Municipality, Guangxi Zhuang Autonomous Region. Through consultations, the two parties have reached the following agreement:

1.	After this Agreement becomes effective, Guangxi Yuchai shall immediately pay its foreign shareholders the distribution of dividends for 2001 and the interim distribution of dividends for 2002.

2.	After this Agreement becomes effective, Guangxi Yuchai shall immediately allow the financial personnel delegated by Yuchai International to return to their post at Guangxi Yuchai, and such financial personnel shall then be replaced by financial personnel reporting to the Board of Directors of Yuchai International.

3.	After this Agreement becomes effective, relevant parties shall immediately cancel arbitration and litigation procedures against the other relevant parties.

4.	The three above-mentioned matters shall occur simultaneously within 7 business days beginning from the date when this Agreement becomes effective.

5.	Guangxi Yuchai shall immediately adopt an appropriate structure for corporate management so as to make it conform to the requirements of the Law of China on Corporation and international practice.

6.	Based on the actual situation, the two parties shall jointly promote the following plan: (1) The rights and interests of Yuchai International in Guangxi Yuchai shall be assigned to a new company listed in Hong Kong Stock Exchange or other international capital and stock market (the “New Company”) in accordance with laws and regulations. Shares of the New Company shall be held by the existing shareholders of Yuchai International in accordance with their equity proportions in Yuchai International, but without the arrangement of gold shares (also referred to as “special shares”). The New Company shall increase issuance of new shares not exceeding 30% of the total equity at a fair price of the market. At the same time, the Board of Directors of the New Company shall consist of directors appointed by the shareholders and international independent directors, of which directors appointed by the shareholders shall be allocated in accordance with their proportions of equity. If this plan is difficult to prepare and realize, other plans acceptable by the parties may be jointly prepared otherwise. Neither of the above-mentioned plans shall set up gold shares. Both aim at eliminating the actual control of Guangxi Yuchai by the foreign party. (2) Hong Leong shall be responsible for the restructuring of the assets and capital of Yuchai International. The original shareholders of Yuchai International and Party A shall fully cooperate with Hong Leong. (3) The above (1) and (2) shall be mutually related and shall be conditions for each other.

7.	Through the consent of both parties, an independent third party appointed by the Chinese party shall handle matters in relation to the listing of the New Company, and shall consistently support this work.

8.	After this Agreement is reached, the parties shall further make joint efforts and cooperate closely, so as to promote the communications between the parties, and to minimize misunderstandings that may occur in the future. After matters under the above (1), (2) and (3) are completed, the two parties shall immediately make a public announcement jointly, announcing that relevant matters have been resolved appropriately.

9.	This Agreement is signed in Yulin Municipality, Guangxi, on July 19, 2003, and it shall become effective from the date when Yuchai International signs and delivers to Guangxi Yuchai the letter in respect of the principle reached between the two parties when this Agreement is signed (attached please find the form of the letter). The contents of the letter include: (1) Yuchai International commits to distribute 90% of the above-mentioned distributed dividends to the shareholders of Yuchai International within one month after it receives the distributed dividends as stated in the above Article 1; (2) Yuchai International recommends 7 directors to Guangxi Yuchai.

     This Agreement is reached in the Conference Center of Yulin Municipality, Guangxi Zhuang Autonomous Region.

Party A Guangxi Yuchai Machinery Company Limited

Wang Jianming July 19, 2003

Party B China Yuchai International Limited

Wong Hong Ren July 19, 2003